SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 18)

Gas Natural Inc.

(Name of Issuer)

Common Stock, par value $0.15 per share

(Title of Class of Securities)

367204 104

(CUSIP Number)

Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Page 1 of 4 Pages

CUSIP No. 367204 104	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,412,688*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,412,688*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,412,688*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

*1,191,911 of these shares are owned by Richard M. Osborne, trustee, and 220,777 shares are owned by John D. Oil and Gas Marketing Company, LLC, of which Mr. Osborne is the managing member and the Osborne trust is a majority owner.

CUSIP No. 367204 104	Page 3 of 4 Pages

Introduction.

This Amendment No. 18 to Schedule 13D is filed by Richard M. Osborne relating to shares of common stock, par value $0.15 per share (the “Shares”), of Gas Natural Inc. (the “Company”). This Amendment No. 18 is filed to reflect the acquisition by John D. Oil and Gas Marketing Company, LLC (“John D. Marketing”) of Shares of the Company. The Richard M. Osborne Trust (the “Trust”) is the majority owner, and Mr. Osborne is the manager, of John D. Marketing and the Shares were issued pursuant to the completion of the acquisition of substantially all of the assets of John D. Marketing by the Company.

Item 3.	Source and Amount of Funds or Other Consideration.

As previously reported on the Company’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2012, Gas Natural and a newly formed, wholly-owned Ohio subsidiary of Gas Natural, Gas Natural Resources LLC, entered into an Asset Purchase Agreement on August 15, 2012 (the “Purchase Agreement”), with John D. Marketing and the Trust. The Shares reported in Item 5(c) were acquired by the Trust pursuant to the consummation of the transaction.

In accordance with the Purchase Agreement, the Company paid to John D. Marketing the sum of $2,875,000 at closing, paid by the issuance of 256,926 shares of the Company’s common stock at a price of $11.19 per share. In addition, the Purchase Agreement provides for contingent “earn-out” payments for a period of five years after the closing of the transaction if the acquired business achieves an annual EBITDA target in the amount of $810,432, which is John D. Marketing’s EBITDA for the year ended December 31, 2011. The earn-out payments, if any, will be paid in Shares of the Company’s common stock. The share price to be used to determine the number of Shares to be issued for any earn-out payment will be the average closing price of the Shares for the 20 trading days preceding issuance of the Shares for such earn-out payment.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(c) are amended and supplemented as follows:

(a) Based solely on information provided by the Company, there are currently 8,646,678 Shares outstanding.

Mr. Osborne, as trustee, beneficially owns 1,412,688 Shares, or 16.3% of the outstanding Shares.

(c) On June 1, 2013, John D. Marketing acquired 256,926 Shares as described in Item 3 of this Schedule 13D. John D. Marketing then distributed the pro rata portion of the shares to a non-managing member of the company (36,149 shares). John D. Marketing has not effected any other unreported transactions in the Company’s stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer

Item 6 is amended and supplemented to include the disclosure set forth in Item 3 of this Amendment No. 18 to Schedule 13D, which is incorporated by reference herein.

CUSIP No. 367204 104	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2013

/s/ Richard M. Osborne

Richard M. Osborne